HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT

                  501 SOUTH JOHNSTONE, SUITE 501

  TELEPHONE  (918) 336-1773

ZACHARY HYDEN

BARTLESVILLE, OKLAHOMA 74003

  FACSIMILE  (918) 336-3152

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  Email: info@hesklaw.com

JACK HESKETT (1932 - 2005)

BILL HESKETT (1933 - 1993)

15 December 2006

Michele Anderson

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-4561

Re:

Famous Uncle Al's Hot Dogs & Grille, Inc. Amendment No. 4 to Form SB-2

Filed August 28, 2006

File No. 333-132948

Dear Ms. Anderson:

Following please find our responses to your comments detailed in your correspondence dated December 7, 2006, in reference to the Company named above.

1.

Please include page numbers that correspond to your table of contents.

RESPONSE:

Table of Contents modified to reflect page numbers

Prospectus Summary

2.

Please update your summary financial data to present information as of September 30, 2006.

RESPONSE:

Summary finanancial data has been updated as of September 30, 2006.

Management’s Discussion and Analysis

3.

We note your response to our prior comment 10 in our September 22, 2006 letter but do not see the revised disclosure in the prospectus.  Please advise us in your response letter about the location of the revised disclosure, or disclose in management’s discussion and analysis your expected reporting and other costs related to your being a public company and how you expect to satisfy the new costs.

RESPONSE:

We have inserted the following paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  See page <>.

Famous Uncle Al’s Hot Dogs, Inc.

Financial Statements

Statement of Cash Flows

4.

We note that you recorded payments made on notes payable of $99,167 as an inflow of cash during the year ended December 31, 2004.  Please describe this transaction in more detail.

RESPONSE:

The amount was inadvertently reported on the wrong line of the statement of cash flows. We have recorded it under “proceeds of other debt borrowings”.  In addition, we have corrected the reporting of the amortization of debt discount $9,167 and included it as a reconciling item in calculating cash used by operating activities.

Famous Uncle Al’s Hot Dogs and Grille, Inc.

5.

We note your response to prior comment 14.  It is still unclear to us whether there was a change in control as a result of the assignment and settlement agreement.  Tell us who owned Famous Food Group, Inc. prior to the agreement and each owner’s ownership percentage.  In addition, tell us whether any of the four individuals that collectively owned 60.71% of the outstanding common stock of Famous Uncle Al’s Hot Dogs & Grille, Inc. had a direct or indirect ownership interest in Famous Uncle Al’s Hot Dogs, Inc.

RESPONSE:

Famous Food Group, Inc. was owned by 400 shareholders. All shareholders who held more than 2% of the total outstanding shares for Famous Food Group, Inc. are listed below:

Total Outstanding Shares:

49,958,606

Paul Esposito

6,296,500 or 12.6%

Ultimate Franchise Systems, Inc.

6,000,000 or 7%

Victor Boddy

3,030,000 or 6%

M&M Concepts (Richard Michael)

2,000,000 or 4%

Richard Michael

1,500,000 or 3%

Don Shutts

1,150,000 or 2.3%

Quality Restaurant Ventures

1,000,000 or 2.0%

Tri-emp Enterprises, Inc.

1,000,000 or 2.0%

Alan Stein

1,000,000 or 2.0%

Famous Uncle Al’s Hot Dog’s Inc. was a wholly owned subsidiary of Famous Food Group, Inc. Out of the 4 shareholders holding 60% of Famous Uncle Al’s Hot Dogs & Grille, Inc, two held ownership positions in Famous Food Group, Inc., but did not hold direct ownership in Famous Uncle Al’s Hot Dogs, Inc.. Paul Esposito held 12.6%; Richard Michael held 3% and M&M Concepts (Richard Michael) held 4%.

Other shareholders of Famous Group are also shareholders of Famous Uncle Al’s Hot Dogs & Grille, Inc., by virtue of the settlement agreement, but do not represent individually, or as a group, any control of Famous Uncle Al’s Hot Dogs & Grille, Inc.

6.

We note your response to prior comment 15.  It is unclear to us why you removed the audited financial statements of Famous Uncle Al’s Hot Dogs and Grille, Inc. as of December 31, 2005.  These financial statements should be presented in addition to the predecessor financial statements of Famous Uncle Al’s Hot Dogs, Inc. that you have now included.  Please revise to include your financial statements for the period from inception through December 31, 2005.

RESPONSE:

We have reinserted the financial statements of Famous Uncle Al’s Hot Dogs and Grille, Inc., as of December 31, 2005.

In addition, we will defer our evaluation of comments 16 and 17 until you have provided the audited financial statements of Uncle Al’s Hot Dogs and Grille, Inc. as of December 31, 2005.

Note 2 – Purchase of Assets

7.

We note your response to prior comment 18.  In light of the significant amount of goodwill recorded and your obligation to test this goodwill for impairment, please expand your disclosure of your goodwill impairment testing policy to describe this test and its requirements in more detail.

RESPONSE:

We have added the following disclosure to footnote 2 of the December 31, 2005 financial statements:

Impairment of goodwill: Goodwill and indefinite life intangible assets are initially recorded at fair value and not amortized, but are reviewed for impairment at least annually or more frequently if impairment indicators arise. In assessing the recoverability of our goodwill management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flow, assumed royalty rates and marketplace data. There are inherent uncertainties related to these factors and management’s judgment in applying these factors to the assessment of recoverability. We have elected to make the first business day of the last month in the fiscal year the annual impairment assessment date for goodwill. Goodwill valuations will be calculated using an income approach based on the present value of future cash flows of each applicable reporting unit. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods. We could be required to evaluate the recoverability of goodwill and other intangible assets prior to the required annual assessment if  we experience disruptions to the business such as end market conditions, unexpected significant declines in operating results, divestiture of a significant component of the Company and market capitalization declines. These types of events and the resulting analysis could result in goodwill impairment charges in the future.

Interim Financial Statements

Statements of Operations

8.

We note your response to prior comment 20.  It is still unclear to us whether you are recording your revenues on a gross or net basis.  Tell us whether you classify the royalties that you pay to Al Stein and your regional developers as expenses or reductions of revenues.

RESPONSE:

Supplementally, we account for all revenues on a gross basis. All acquired and new franchise agreements are between the franchisee and the Company. We are the principal party in all agreements and, as franchisor, are the primary entity burdened with all contractual obligations of performance arising from the franchise agreement. Payments made to Mr. Stein arise as payments due under the licensing agreement.  Such payments are recorded separately as license fee expense. Payments to area developers are recorded as area developer service expense. The mechanics of the computation of the amounts due area developers are based on the amount of royalties collected from the underlying subject stores. Since many franchisees have been granted royalty holidays, no corresponding area developer fees have been accruable.

Finally, as requested, the Company acknowledges that:

●

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●

Changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Very truly yours,

/s/   John Heskett

John Heskett

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